UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 12, 2020

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 12, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 12, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2020 RESULTS

Highlights
•Reported GAAP net loss of $44.4 million, or $1.32 per share, and adjusted net income(1) of $3.1 million, or $0.09 per share, in the third quarter of 2020 (excluding $45.0 million of asset write-downs and other items listed in Appendix A to this release).
•Total Adjusted EBITDA(1) of $46.2 million in the third quarter of 2020.
•Generated approximately $31 million of free cash flow(1) in the third quarter of 2020, contributing to over a $47 million reduction in net debt(2) and maintaining a strong liquidity position of approximately $470 million as of September 30, 2020.
•Secured a one-year time charter-out contract for an Aframax tanker in the third quarter; approximately 20 percent of the fleet is currently operating under fixed-rate charters at an average rate of $36,300 per day.
•In October 2020, repurchased two Aframax tankers that were previously on sale-leasebacks for $29.6 million.
•In August 2020, completed refinancing of four Suezmax tankers with a new 3-year, $67 million term loan; Teekay Tankers now has no debt maturities until 2023.

Vancouver, Canada, November 12, 2020 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2020:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2020	June 30, 2020	September 30, 2019 (3)
GAAP FINANCIAL COMPARISON
Total revenues	170,240	246,492	187,444
(Loss) income from operations	(29,193)	92,986	(4,873)
Net (loss) income	(44,434)	98,198	(19,850)
(Loss) earnings per share (4)	(1.32)	2.91	(0.59)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	46,248	124,241	27,837
Adjusted net income (loss) (1)	3,132	80,700	(21,173)
Adjusted earnings (loss) per share (1)(4)	0.09	2.39	(0.63)
Free cash flow (1)	31,178	125,799	11,735
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)    Comparative balances relating to the three months ended September 30, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.
(4) The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

Third Quarter of 2020 Compared to Second Quarter of 2020
GAAP net loss and non-GAAP adjusted net income for the third quarter of 2020, compared to the second quarter of 2020, primarily reflects lower average spot tanker rates and a higher number of scheduled drydockings during the third quarter of 2020. GAAP net loss in the third quarter of 2020 also included a $45.0 million write-down of assets, while GAAP net income in the second quarter of 2020 included a $15.2 million reduction in freight tax accruals relating to prior periods.

Third Quarter of 2020 Compared to Third Quarter of 2019
GAAP net loss for the third quarter of 2020 increased, while non-GAAP adjusted net income improved compared to the same period of the prior year. These measures were positively impacted primarily by higher revenues from several fixed-rate charters secured during the past year at higher rates and higher average spot tanker rates in the third quarter of 2020, partially offset by the sale of four Suezmax tankers during December 2019 and the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services and LNG terminal management business in the second quarter of 2020. GAAP net loss in the third quarter of 2020 also included a $45.0 million write-down of assets.

CEO Commentary
“Despite weaker spot tanker rates and a heavy drydock schedule during the third quarter of 2020, Teekay Tankers reported an adjusted net income of $3.1 million, or $0.09 per share, as we benefitted from well-timed fixed-rate charters secured over the last several quarters at rates meaningfully above current spot market levels," commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.

"Following three strong quarters, spot tanker rates came under pressure during the third quarter of 2020 as a result of seasonal weakness, record OPEC+ production cuts resulting from reduced oil demand related to the pandemic, and the unwinding of floating storage. We were able to successfully mitigate the impact of these weaker rates with 22 percent of our fleet on fixed-rate charters during the third quarter at an average rate of $37,600 per day,” commented Mr. Mackay. “This weakness in spot tanker rates has continued into the fourth quarter; however, there is potential for an uplift in spot tanker rates as seasonal winter conditions typically tighten tanker supply as we move through the fourth quarter. At this point, the near-term outlook remains uncertain, but we are pleased that we secured a fifth of our fleet on strong fixed-rate charters and remain encouraged by fleet supply fundamentals which are significantly more favorable relative to prior market cycles.”

“Increasing our financial strength has been one of our strategic priorities, and over the past year, we have transformed our balance sheet," continued Mr. Mackay. “During this past year, we generated over $400 million in free cash flow and completed over $100 million of asset sales, which have contributed to net debt reduction of approximately $500 million, or 50 percent, as well as strengthened our liquidity position from around $100 million to $470 million at the end of the third quarter of 2020. In addition to delevering our balance sheet, we have also reduced our cost of capital through the recently completed debt refinancing and the voluntary early termination of existing sale-leaseback financings on two of our vessels.”

Mr. Mackay concluded, "I want to thank our seafarers and onshore colleagues for their continued dedication to provide safe and uninterrupted service to our customers during this COVID-19 pandemic over the past several months. With strong fixed-rate charter contracts, low free cash flow break-even, reduced balance sheet leverage, a strong liquidity position, and no debt maturities until 2023, we believe that Teekay Tankers is well-positioned financially to continue creating shareholder value throughout a wide range of near-term market conditions.”

Summary of Recent Events
In October 2020, Teekay Tankers repurchased two of its Aframax vessels that were previously subject to long-term finance leases for a total purchase price of $29.6 million. The purchases were funded with existing cash balances and therefore, the two vessels are currently unencumbered.

In September 2020, Teekay Tankers entered into a one-year time charter-out contract for an Aframax tanker at $18,700 per day, which commenced in early-October 2020.

In August 2020, Teekay Tankers secured a three-year, $67 million term loan to refinance four Suezmax tankers. The net proceeds from the new debt facility, along with existing cash balances, were used to repay approximately $85 million outstanding on the Company's existing debt facility with respect to these vessels that was scheduled to mature in 2021.

Tanker Market

Crude tanker spot rates fell during the third quarter of 2020 due to a combination of seasonal weakness, reduced oil demand due to the impact of COVID-19, and low trade volumes as a result of oil supply cuts by the OPEC+ group of producers. The return of some ships to the spot trading fleet from floating storage further compounded the weakness in rates.

Global oil demand has been gradually recovering since the low point in April 2020, when oil demand plummeted by over 20 million barrels per day (mb/d) due to severe restrictions and lockdowns in the wake of the COVID-19 outbreak. These restrictions, which were at their height in the second quarter of 2020, have eased since the summer, leading to a corresponding increase in oil demand. However, as of October 2020, global oil demand remains several million barrels below pre-pandemic levels and although global crude oil and refined product inventories have been falling since the third quarter of 2020, they remain well above long-term averages.

The OPEC+ group of oil producers, who implemented supply cuts of 9.7 mb/d in May 2020, returned 2 mb/d of supply to the market in August 2020. Although this was a positive step, it still results in crude trade volumes that are well below pre-pandemic levels, which has depressed crude spot tanker rates into the early part of the fourth quarter of 2020.

Typically, spot tanker rates would find some support during the winter months due to the seasonal impacts of higher oil demand and an increase in vessel delays due to poor weather and shorter daylight hours. While these seasonal factors are still expected to be positive for the tanker market, the potential increase in spot rates this winter is expected to be tempered by the underlying imbalance between tanker supply and demand. Mid-size tankers could find some support from an increase in Libyan crude oil production, which is expected to reach 1.0 mb/d during the fourth quarter of 2020, having averaged only 0.1 mb/d during the third quarter of 2020. However, this could be counter-balanced by a potential slowdown in demand due to a resurgence of COVID-19 cases in many regions and the potential for fresh restrictions and lockdowns over the winter months.

Looking ahead, the Company expects that tanker demand will continue to recover during 2021 as oil demand increases and oil inventories are brought back to more normal levels. However, the timing of this recovery remains uncertain and depends to a large extent on how the COVID-19 pandemic evolves over the coming months. The OPEC+ group is scheduled to return a further 2.0 mb/d of oil supply to the market from January 2021 onwards, which would be positive for tanker demand; however, a more definitive determination is expected to be made at the next OPEC meeting on November 30, 2020.

Fleet supply fundamentals continue to look very positive due to a significantly reduced level of newbuild ordering, a diminishing tanker orderbook, and the potential for higher scrapping due to an aging world fleet. As of October 2020, the tanker orderbook totaled 47.5 million deadweight tonnes (mdwt), or just over seven percent of the existing fleet size. When measured as a proportion of the total fleet, this is the lowest orderbook since 1996. The level of newbuild orders remains low, and is expected to remain so due to uncertainty over vessel technology and a more restrictive financial landscape. Although scrapping has been very low this year, scrapping facilities have now returned to full operation, and the level may pick up during periods of potentially weaker spot tanker rates in 2021.

In summary, the tanker market has come off the highs seen during the first half of the year, and the next few months look to be challenging. However, tanker demand should continue to gradually recover through the course of 2021 which, coupled with a positive fleet supply outlook, should help the tanker market begin to rebalance.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(i) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses and fees associated with vessels exiting the RSAs:

	Three Months Ended
	September 30, 2020(ii)	June 30, 2020(ii)	September 30, 2019(ii)
Time Charter-Out Fleet
Suezmax revenue days	831	794	92
Suezmax TCE per revenue day	$41,216	$37,740	$20,488
Aframax revenue days	184	91	—
Aframax TCE per revenue day	$24,983	$22,925	—
LR2 revenue days	79	71	—
LR2 TCE per revenue day	$28,638	$25,463	—

Spot Fleet
Suezmax revenue days	1,388	1,544	2,576
Suezmax spot TCE per revenue day (iii)	$22,269	$46,484	$16,321
Aframax revenue days	1,534	1,632	1,821
Aframax spot TCE per revenue day (iv)	$14,802	$29,569	$14,850
LR2 revenue days	865	876	781
LR2 spot TCE per revenue day (v)	$14,400	$29,621	$14,686

Total Fleet
Suezmax revenue days	2,219	2,338	2,668
Suezmax TCE per revenue day	$29,366	$43,516	$16,465
Aframax revenue days	1,718	1,723	1,821
Aframax TCE per revenue day	$15,892	$29,218	$14,850
LR2 revenue days	944	947	781
LR2 TCE per revenue day	$15,592	$29,309	$14,686

(i)Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(ii)Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(iii)Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.
(iv)Prior to January 1, 2020, includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages. Subsequent to January 1, 2020, includes Aframax vessels trading in the Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.
(v)Prior to January 1, 2020, includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters. Subsequent to January 1, 2020, includes LR2 vessels trading in the Teekay Aframax RSA, non-pool voyage charters, and full service lightering voyages.

Fourth Quarter of 2020 Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates fixed to-date in the fourth quarter of 2020 for both its spot-traded fleet only and its combined spot-traded and fixed-rate fleets:

	To-Date Spot Tanker Rates		Combined To-Date Spot Tanker and Fixed-Rate Contract Rates
	TCE Rates Per Day	% Fixed	TCE Rates Per Day	% Fixed
Suezmax	$10,100	49%	$24,200	62%
Aframax (1)	$7,700	45%	$12,400	54%
LR2 (2)	$8,500	44%	$13,500	52%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-pool voyage charters for all Aframax vessels.
(2)     Rates and percentage booked to-date include Aframax RSA, FSL and non-pool voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 1, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	7	—	7
Aframax Tankers	3	—	3
LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	11	—	11
Spot-rate:
Suezmax Tankers	19	—	19
Aframax Tankers(i)	14	2	16
LR2 Product Tankers(ii)	8	2	10
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	42	4	46
Total Tanker Fleet	53	4	57
STS Support Vessels	—	3	3
Total Teekay Tankers' Fleet	53	7	60

(i)Includes two Aframax tankers with charter-in contracts that are scheduled to expire in March 2021 and September 2021, respectively, one with an option for the Company to extend for one additional year.
(ii)Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option for the Company to extend for one additional year.
(iii)The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at September 30, 2020, the Company had total liquidity of $469.8 million (comprised of $120.9 million in cash and cash equivalents and $348.9 million in undrawn capacity from its credit facilities) compared to total liquidity of $467.5 million as at June 30, 2020.

Conference Call
The Company plans to host a conference call on Thursday, November 12, 2020 at 12:00 p.m. (ET) to discuss its results for the third quarter of 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (800) 367-2403 or (647) 490-5367, if outside of North America, and quoting conference ID code 9018310.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Third Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 52 double-hull tankers (including 26 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and also has four time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019 (1)	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (2)	125,819	207,926	178,174	651,223	591,746
Time-charter revenues	42,180	34,986	1,909	92,733	6,815
Other revenues (3)	2,241	3,580	7,361	14,676	34,051
Total revenues	170,240	246,492	187,444	758,632	632,612

Voyage expenses (2)	(57,777)	(61,558)	(92,866)	(238,576)	(293,263)
Vessel operating expenses	(46,336)	(46,218)	(48,539)	(143,203)	(156,726)
Time-charter hire expenses	(9,070)	(9,296)	(10,637)	(28,245)	(30,877)
Depreciation and amortization	(29,992)	(29,546)	(31,536)	(89,170)	(92,059)
General and administrative expenses	(9,887)	(9,784)	(8,739)	(28,957)	(27,412)
(Write-down) and (loss) gain on sale of assets (4)	(44,973)	2,896	—	(45,164)	—
Restructuring charge	(1,398)	—	—	(1,398)	—
(Loss) income from operations	(29,193)	92,986	(4,873)	183,919	32,275

Interest expense	(12,553)	(13,492)	(16,134)	(41,180)	(49,683)
Interest income	337	567	138	1,160	724
Realized and unrealized (loss) gain on derivative instruments (5)	(414)	(589)	1,453	(1,830)	(1,172)
Equity income (6)	46	3,188	68	5,174	652
Other (expense) income	(470)	940	933	1,613	1,182
Net (loss) income before income tax	(42,247)	83,600	(18,415)	148,856	(16,022)

Income tax (expense) recovery (7)	(2,187)	14,598	(1,435)	11,747	(5,688)
Net (loss) income	(44,434)	98,198	(19,850)	160,603	(21,710)

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic (8)	(1.32)	2.91	(0.59)	4.76	(0.65)
- Diluted (8)	(1.32)	2.89	(0.59)	4.73	(0.65)

Weighted-average number of total common
shares outstanding
- Basic (8)	33,738,143	33,727,978	33,623,608	33,712,124	33,610,936
- Diluted (8)	33,738,143	33,978,730	33,623,608	33,942,191	33,610,936

Number of outstanding shares of common stock at the end of the period (8)	33,738,143	33,738,143	33,623,608	33,738,143	33,623,608

(1)Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast the results for the three and nine months ended September 2019 to be consistent with the presentation in the 2019 20-F and this report for the three and nine months ended September 30, 2020. This had the impact of increasing both voyage charter revenues and voyage expenses by $5.1 million and $15.5 million, respectively, for the three and nine months ended September 30, 2019.

(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $10.8 million, $12.7 million and $9.0 million for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively, and $42.2 million and $39.9 million for the nine months ended September 30, 2020 and September 30, 2019, respectively.

(3)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(4)(Write-down) and (loss) gain on sale of assets for the three and nine months ended September 30, 2020 includes a write-down of $45.0 million relating to five Aframax tankers and the Company's operating lease right-of-use assets, which were written-down to their estimated fair values. (Write-down) and (loss) gain on sale of assets for the nine months ended September 30, 2020 also includes a loss on sale of $2.6 million relating to three Suezmax tankers which were sold in the first quarter of 2020 and a write-down of $0.7 million relating to the Company's operating lease right-of-use assets in the second quarter of 2020, partially offset by a gain on sale of $3.1 million relating to the completion of the sale of the non-US portion of the Company's ship-to-ship support services business, as well as the Company's LNG terminal management business in the second quarter of 2020.

(5)Includes realized gains on interest rate swaps of nil, $0.1 million and $0.6 million for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively, and realized gains of $0.6 million and $2.4 million for the nine months ended September 30, 2020 and September 30, 2019, respectively. The Company also recognized realized losses of $0.2 million, $0.2 million and realized gains of $0.4 million for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively, and realized losses of $0.4 million and realized gains of $0.4 million for the nine months ended September 30, 2020 and September 30, 2019, respectively, relating to its forward freight agreements.

(6)Equity income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(7)Income tax recovery for the three months ended June 30, 2020 includes a reduction in freight tax accruals of $15.2 million related to periods prior to 2020.

(8)The number of shares and per share amounts, including comparative figures, have been adjusted to reflect the changes resulting from the one-for-eight reverse stock split which took effect on November 25, 2019.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	120,872	167,907	88,824
Restricted cash	4,686	4,766	3,071
Accounts receivable	46,247	88,663	95,648
Bunker and lube oil inventory	33,444	30,885	49,790
Prepaid expenses	13,561	12,103	10,288
Due from affiliates	3,323	2,440	697
Current portion of derivative assets	—	—	577
Assets held for sale (1)	—	—	65,458
Accrued revenue	29,410	42,153	106,872
Total current assets	251,543	348,917	421,225
Restricted cash – long-term	3,437	3,437	3,437
Vessels and equipment – net	1,131,742	1,161,097	1,223,085
Vessels related to finance leases – net	484,776	511,879	527,081
Operating lease right-of-use assets	6,148	10,758	19,560
Investment in and advances to equity-accounted joint venture	28,635	29,740	28,112
Derivative assets	—	—	82
Other non-current assets	1,175	1,453	1,923
Intangible assets – net	2,122	2,259	2,545
Goodwill	2,426	2,426	2,426
Total assets	1,912,004	2,071,966	2,229,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	83,272	100,012	130,713
Short-term debt	20,000	10,000	50,000
Current portion of long-term debt	10,962	27,549	43,573
Current portion of derivative liabilities	755	414	86
Current obligations related to finance leases	26,794	26,281	25,357
Current portion of operating lease liabilities	7,602	10,986	16,290
Liabilities associated with assets held for sale (1)	—	—	2,980
Due to affiliates	2,932	2,091	2,139
Other current liabilities	3,696	8,485	8,567
Total current liabilities	156,013	185,818	279,705
Long-term debt	204,103	285,389	516,106
Long-term obligations related to finance leases	369,278	376,238	389,431
Long-term operating lease liabilities	421	417	3,270
Other long-term liabilities	29,683	27,516	51,044
Derivative liabilities	717	789	—
Equity	1,151,789	1,195,799	989,920
Total liabilities and equity	1,912,004	2,071,966	2,229,476

Net debt (2)	502,142	549,347	929,135

(1)On April 30, 2020, the Company finalized the sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management services, for $27.1 million. The sale of a portion of the ship-to-ship support services business and gas terminal management business, including cash, cash equivalents and restricted cash of $1.5 million, was classified as held for sale as at December 31, 2019. Also included in assets held for sale at December 31, 2019 were two Suezmax vessels.

(2)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	160,603	(21,710)
Non-cash items:
Depreciation and amortization	89,170	92,059
Write-down and loss on sale of assets	45,164	—
Unrealized loss on derivative instruments	1,948	3,960
Equity income	(5,174)	(652)
Income tax (recovery) expense	(10,951)	4,181
Other	3,827	3,690
Change in operating assets and liabilities	72,629	18,685
Expenditures for dry docking	(9,405)	(37,430)
Net operating cash flow	347,811	62,783

FINANCING ACTIVITIES
Proceeds from short-term debt	235,000	125,000
Proceeds from long-term debt, net of issuance costs	544,872	56,788
Scheduled repayments of long-term debt	(10,366)	(76,216)
Prepayments of long-term debt	(882,495)	(109,688)
Prepayments of short-term debt	(265,000)	(75,000)
Proceeds from financing related to sales and leaseback of vessels	—	63,720
Scheduled repayments of obligations related to finance leases	(18,716)	(18,075)
Other	(562)	(126)
Net financing cash flow	(397,267)	(33,597)

INVESTING ACTIVITIES
Proceeds from sale of assets	85,892	—
Expenditures for vessels and equipment	(8,881)	(7,210)
Loan repayments from equity-accounted joint venture	4,650	—
Net investing cash flow	81,661	(7,210)

Increase in cash, cash equivalents and restricted cash	32,205	21,976
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	128,995	82,483

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2020		June 30, 2020		September 30, 2019
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(44,434)	($1.32)	98,198	$2.91	(19,850)	($0.59)

Add (subtract) specific items affecting net loss:
Write-down and (gain) on sale of assets	44,973	$1.33	(2,896)	($0.09)	—	—
Unrealized loss (gain) on derivative instruments (2)	172	$0.01	475	$0.02	(405)	($0.01)
Other (3)	2,421	$0.07	(15,077)	($0.45)	(918)	($0.03)
Total adjustments	47,566	$1.41	(17,498)	($0.52)	(1,323)	($0.04)
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	3,132	$0.09	80,700	$2.39	(21,173)	($0.63)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended September 30, 2020 primarily relates to restructuring charges, unrealized foreign exchange losses and debt issuance costs which were written off in connection with the refinancing of one of the Company's debt facilities in August 2020. The amount recorded for the three months ended June 30, 2020 primarily relates to a reduction to freight tax accruals of prior years and unrealized foreign exchange losses. The amount recorded for the three months ended September 30, 2019 primarily relates to unrealized foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(44,434)	98,198	(19,850)

Add:
Depreciation and amortization	29,992	29,546	31,536
Proportionate share of free cash flow from equity-accounted joint venture	521	3,664	522
Unrealized loss on derivative instruments	172	475	—
Write-down of assets	44,973	185	—

Less:
Equity income (1)	(46)	(3,188)	(68)
Unrealized gain on derivative instruments	—	—	(405)
Gain on sale of assets	—	(3,081)	—

Free cash flow	31,178	125,799	11,735

Weighted-average number of common shares outstanding for the period - basic	33,738,143	33,727,978	33,623,608
(1)Equity income relates to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(44,434)	98,198	(19,850)
Depreciation and amortization	29,992	29,546	31,536
Interest expense, net of interest income	12,216	12,925	15,996
Income tax expense (recovery)	2,187	(14,598)	1,435
EBITDA	(39)	126,071	29,117

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	514	87	(918)
Write-down and (gain) on sale of assets	44,973	(2,896)	—
Realized loss (gain) on interest rate swaps	58	(86)	(613)
Unrealized loss (gain) on derivative instruments	172	475	(405)
Equity income	(46)	(3,188)	(68)
Consolidated adjusted EBITDA	45,632	120,463	27,113
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	616	3,778	724
Total Adjusted EBITDA	46,248	124,241	27,837

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2020		June 30, 2020		September 30, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	1,986	993	8,113	4,056	2,022	1,011
Vessel and other operating expenses	(753)	(376)	(557)	(278)	(575)	(287)
Depreciation and amortization	(951)	(476)	(952)	(476)	(908)	(454)
Income from vessel operations of equity-accounted joint venture	282	141	6,604	3,302	539	270

Net interest expense	(190)	(94)	(228)	(114)	(403)	(202)
Other	(1)	(1)	—	—	—	—
Equity income of equity-accounted joint venture	91	46	6,376	3,188	136	68

Equity income of equity-accounted joint venture	91	46	6,376	3,188	136	68
Depreciation and amortization	951	476	952	476	908	454
Interest expense, net of interest income	190	94	228	114	403	202
EBITDA from equity-accounted joint venture	1,232	616	7,556	3,778	1,447	724

Adjusted EBITDA from equity-accounted joint venture	1,232	616	7,556	3,778	1,447	724

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping; estimated growth in global oil demand and supply and the timing thereof; future tanker rates, including the impact of seasonal conditions on spot tanker rates; future OPEC+ oil production increases; the impact of the COVID-19 outbreak and related developments on the Company's business and tanker and oil market fundamentals; the Company's liquidity and market position; the Company’s strategic priorities and anticipated delevering of the Company's balance sheet and reduction in its cost of capital; and the Company’s ability to deal with potential market volatility and create shareholder value. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.